SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013
_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  December 23rd,  2013

FOR IMMEDIATE RELEASE

SILICOM SECURES STRATEGIC NEW DESIGN
WIN FROM LEADING STORAGE
VIRTUALIZATION PLAYER

– $500K Initial Purchase Orders - Mostly For 2013 – Already Received; Customer Guidance
Indicates Potential for ˜$1M in Sales for 2014, Several Million Per Year Going Forward -

KFAR SAVA, Israel— December 23, 2013, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has secured a strategic Design Win from a new customer, one of the storage virtualization industry’s strongest emerging players, for its 10GbaseT network adapters. The Company has received initial purchase orders totaling approximately $500,000, most of which were already shipped, while guidance provided by the customer indicates that 2014 sales related to the Design Win will total approximately $1 million. Given the high growth currently experienced by the customer and the storage virtualization industry, the Design Win is expected to result in several million dollars of sales per year as it matures.

“The phenomenal growth of the Cloud and Virtualized Data Centers began with virtualization of data center server compute nodes, and the virtualization of other components is just now beginning,” commented Shaike Orbach, Silicom’s President & CEO. “The next massive growth wave is being created by the adoption of SDN (or networking virtualization) and Storage Virtualization, the latter creating the need for a new generation of storage solutions. These cutting-edge solutions are bringing servers into the storage segment - servers that also need Silicom solutions to boost their performance and features.”

Mr. Orbach continued, “This is obviously an important new growth driver for Silicom. We are excited to achieve our first major Design Win with a storage virtualization leader and believe that it is likely to lead to additional business, both with this customer and others.”

“Strategically, this win is equally important. The addition of storage virtualization solutions to our broad range of existing solutions for the Cloud virtualized data center completes our offering into this exploding market, making it relevant for all virtualized components: server compute nodes, SDN networking components and virtualized storage. We believe this unique positioning as a one-stop-shop of solutions for all components of the virtualized data center has the power to become a major new growth driver for our business.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery,

WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com